Randgold Resources Limited

3rd Floor, Unity Chambers

28 Halkett Street

St. Helier, Jersey JE2 4WJ

Channel Islands

June 23, 2014

BY EDGAR AND MESSENGER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Coleman

Re:	Randgold Resources Limited Form 20-F for the Fiscal Year Ended December 31, 2013 Filed March 31, 2014 File No. 000-49888

Ladies and Gentlemen:

Reference is made to the comment letter dated June 13, 2014 in respect of Randgold Resources Limited’s (the “Company”) Annual Report on Form 20-F filed on March 31, 2014 (File No. 000-49888) from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”). Set forth below in detail are the responses to the Staff’s comments, which have been provided in each case following the text of the comment in the Staff letter:

General

1.	We note your references to the production of doré throughout your filing. Please tell us about the content of the doré produced at your mines including any byproducts. In your response please address the materiality of the byproducts and, if necessary, explain how these byproduct materials are accounted for in regards to your mineral reserves.
Response:

The Company respectfully acknowledges the Staff’s comments and advises the Staff as follows:

The doré produced at all of the Company’s mines consists mainly of gold, with an insignificant amount of silver by-product and other base metals which are considered a waste product for which no value is received. For the year ended December 31, 2013, the average content of doré refined from the Company’s mines was 88.2% gold, 4.9% silver with the balance relating to other base metals and impurities. The Company produced and sold $1.14 billion of gold for the year ended December 31, 2013 (2012: $1.18 billion). At the same time, the value of silver produced and sold for the year ended December 31, 2013 amounted to $1.1 million (2012: $0.9 million), in each case less than 0.1% of the gold sold. The by-products produced and sold across the Group are therefore immaterial compared to the gold produced, and in absolute terms.

John Coleman

U.S. Securities and Exchange Commission

Division of Corporation Finance
June 23, 2014

IAS 2 paragraph 14 states that “most by-products, by their nature, are immaterial. When this is the case, they are often measured at net realizable value and this value is deducted from the cost of the main product. As a result, the carrying amount of the main product is not materially different from its cost”.

Consequently the Company accounts for the sale of silver by deducting it from mining and processing costs. As at year end, the net realizable value of silver held by the Company was highly insignificant, equating to less than $50,000. The Company’s doré inventory is calculated based on physical ounces of gold produced and the weighted average cost of production using production costs inclusive of these immaterial by-product deductions, such that the carrying value of the gold inventories are not materially different from cost.

Similarly, given the immaterial value of contained silver, the Company only reports the contained gold in its stated reserves.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings it makes with the Commission. The Company understands that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Company’s responses or would like to discuss any of its views further, please feel free to contact me at +44 1534 735 333 or contact Steven Suzzan of Fulbright & Jaworski LLP at (212) 318-3092.

Yours faithfully,

/s/ Graham Shuttleworth

Graham Shuttleworth

Chief Financial Officer

Randgold Resources Limited

cc:	John Coleman John Reynolds, Assistant Director Steven Suzzan, Esq., Fulbright & Jaworski LLP